SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Federal Taxpayer’s Registry (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

Publicly-Held Company

NOTICE TO SHAREHOLDERS

Pursuant to CVM/SEP Circular Letter No. 2/2020 and considering the Annual General Meeting to be held on May 29, 2020 (“Meeting”), Braskem S.A. ("Braskem" or "Company") (Ticker B3: BRKM3, BRKM5 e BRKM6) notify its shareholders and the market that its shareholders GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, ALASKA BLACK MASTER FIA - BDR NÍVEL I, ALASKA RANGE FIM and ALASKA BLACK INSTITUCIONAL FIA ("Shareholders"), by correspondence dated as of April 30, 2020, appointed:

For the Board of Directors:

(i)                 Mr. Walter Luis Bernandes Albertoni, as candidate for effective member, to compose the chart of candidates for eventual separate election of the Company's Board of Directors at the Meeting, by shareholders with common shares, pursuant to article 141, paragraph 4, item "I", of Law No. 6,404, dated as of December 15, 1976, ("Brazilian Corporate Law"), if the necessary quorum required for using such prerogative is verified; and

(ii)               Mr. Lírio Albino Parisotto, as candidate for effective member, to compose the chart of candidates for eventual separate election of the Company's Board of Directors at the Meeting, by shareholders with preferred shares, pursuant to article 141, paragraph 4, item "ii", of the Brazilian Corporate Law, if the necessary quorum required for using such prerogative is verified.

For the Fiscal Council:

(iii)        Mrs. Heloísa Belotti Bedicks and Mr. Reginaldo Ferreira Alexandre, as candidates for effective and alternate members, respectively, to compose the chart of candidates for eventual separate election of the Company's Fiscal Council at the AGM, by shareholders with preferred shares, pursuant to article 161, §4º, item "a", of the Brazilian Corporate Law, if requested under the terms of the law.

The résumés and further information of the candidates appointed by the Shareholders, as required in article 10 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 481, dated as of December 17, 2009 (“CVM Instruction 481/09”), are attached to this notice to shareholders as per Exhibit I.

GED - 4794831v2

In addition to the information provided in Exhibit I, provided by the Shareholders, the Company clarifies that, in accordance with article 18, paragraph 1, of the Company's Bylaws, and item 2 (viii), of the Internal Rules of the Board of Directors, the Board, with the support of the People and Organization Committee, evaluated the information regarding the candidates to the Board of Directors1and concluded that: (i) Mr. Walter Luis Bernardes Albertoni fulfill the independence requirements established in the Company's Global Compliance System Policy2and will be considered an independent board member, if elected ; and (ii) Mr. Lírio Albino Parisotto does not fulfill the independence requirements established in the Company's Global Compliance System Policy, as he is the Chief Executive Officer and Chairman of the Board of Directors of Videolar-Innova S.A., since this company has a commercial relationship with the Company in a magnitude that compromises the candidate's independence and will be considered a non-independent board member, if elected.

Also, under the terms of the applicable legislation, the name, the résumé and further information required by CVM Instruction 481/09 of the candidates appointed by the Company's controlling shareholder and by Petróleo Brasileiro S.A. - Petrobras to compose the Company's Board of Directors and Fiscal Council are included at the Management Proposal for the AGM, made available to the shareholders on April, 28th at the Company's office located at Rua Lemos Monteiro, No. 120, 24th floor, Butantã, in the City of São Paulo, State of São Paulo, ZIP Code 05501-050, and in the Company’s website (www.braskem-ri.com.br) and CVM’s website (www.cvm.gov.br).

Lastly, it is important to note that: (a)  the effective separate election of members of the Board of Directors, under the terms of article 141, paragraph 4 or paragraph 5, of the Brazilian Corporate Law, will depend on proof of uninterrupted ownership of the required shareholding, during the 3 (three) months period, at least, immediately prior to the date of the Meeting; and (b) the effective separate election of members of the Fiscal Council, under the terms of article 161, paragraph 4, of the Brazilian Corporate Law, will occur if the applicable legal requirements are fulfilled.

The Company's Investor Relations Department is at your disposal for any further clarifications that might be necessary.

Camaçari/BA, May 8, 2020.

Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

GED - 4794831v2

1 The evaluation of the Board of Directors regarding the fulfillment or not of all candidates as candidate for effective member of the Board of Director to the independence requirements established in the Company's Global Compliance System Policy of Braskem and is available on Exhibit II of the Management Proposal (items 12.5 to 12.10 of Annual Reference Form (Formulário de Referência).

2 The Company's Global Compliance System Policy adopts the concept of independence provided in the Level 2 Regulation of Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão).

EXHIBIT I

Résumés and Further Information of the Candidates appointed by the Shareholders

(Remaining of the page intentionally left in blank.
Documents are on the next pages.)

GED - 4794831v2

Walter Luis Bernardes Albertoni, Brazilian, Bachelor of Law, graduated from the School of Law of the Pontifical Catholic University of São Paulo. Post-Graduate in Corporate Law and Tax Law (LLM Insper, former IBMEC-SP), in Civil Procedural Law (PUCSP-COGEAE), with more than twenty five (25) years of experience in civil, corporate and business issues. He participated in various operations (M&A) and performed the analysis and preparation of opinions on relevant corporate transactions to the Brazilian securities market. He has been acting for approximately thirteen (13) years as an outsourced legal counsel to the Association of Capital Markets Investors - AMEC, issuing opinions and preparing institutional manifestations in defending the rights and interests of minority shareholders. Member of the Board of Directors at Banco Bradesco, Member of the Board of Directors at Companhia Energética de *Brasília – CEB* S.A., Banco Bradesco Fiscal Council, representing the preferred shareholders (2017-2020), Industrias Romi Fiscal Council, representing the minority shareholders (2017-2020), member of the Audit Committee of Dataprev S.A. (2018- current), Member of the Board Of Directors (Alternate) at Mahle Metal Leve S.A. (autoparts company, 2017 – current);Petrobras' Fiscal Council, representing the preferred shareholders (2013 - 2018), member of the Board of Directors of Paranapanema S.A. (2016-August/2017), Fiscal Council deputy at Bradespar S.A. (2016-2017), Fiscal Council deputy (alternate) of Ser Educacional (2015 – current), Fiscal Council deputy (alternate) of Sanepar (2017-present); Member of the Governance Chamber of State-owned companies of B3 (Brazilian stock exchange), was Advisor (alternate) of CRSFN - Council of the National Financial System Resources (2011-2015), CAF Consultant - Acquisitions and Mergers Committee (2013 – September/2017), member of the CODIM - Market to the Information Disclosure Committee (2007/2009)

Braskem S.A.
ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Candidate indicated as member of the Board of Directors

12.5. Registration data and professional experience:

Name	Date Of BIrth	Age	Occupation
Walter Luis Bernardes Albertoni	September 20th of 1959	51	Lawyer
Taxpayer ID or Passaport (PAS)	**Elective Position**	**Date of Election**	**Date of Investiture**
147.427.468-48	Board of Directors Member	May 29th, 2020	
Term of Office	**Other positions and functions in the company**	**Mention if was elected by Controlling Shareholder**	
One year	Not applicable	No	
Mention if is an independent member		**Number of consecutive terms**	
Yes		Not applicable	
Professional Experience			
Walter Luis Bernardes Albertoni, Brazilian, Bachelor of Law, graduated from the School of Law of the Pontifical Catholic University of São Paulo. Post-Graduate in Corporate Law and Tax Law (LLM Insper, former IBMEC-SP), in Civil Procedural Law (PUCSP-COGEAE), with more than twenty five (25) years of experience in civil, corporate and business issues. He participated in various operations (M&A) and performed the analysis and preparation of opinions on relevant corporate transactions to the Brazilian securities market. He has been acting for approximately twelve (12) years as an outsourced legal counsel to the Association of Capital Markets Investors - AMEC, issuing opinions and preparing institutional manifestations in defending the rights and interests of minority shareholders. Banco Bradesco Fiscal Council, representing the preferred shareholders (2017-current), Industrias Romi Fiscal Council, representing the minority shareholders (2017- current), member of the Audit Committee of Dataprev S.A. (2018- current), Member of the Board Of Directors (Alternate) at Mahle Metal Leve S.A. (autoparts company, 2017 – current);Petrobras' Fiscal Council, representing the preferred shareholders (2013 - 2018), member of the Board of Directors of Paranapanema S.A. (2016-August/2017), Fiscal Council deputy at Bradespar S.A. (2016-2017), Fiscal Council deputy (alternate) of Ser Educacional (2015 – current), Fiscal Council deputy (alternate) of Sanepar (2017-present); Member of the Governance Chamber of State-owned companies of B3 (Brazilian stock exchange), was Advisor (alternate) of CRSFN - Council of the National Financial System Resources (2011-2015), CAF Consultant - Acquisitions and Mergers Committee (2013 – September/2017), member of the CODIM - Market to the Information Disclosure Committee (2007/2009)			
Statement of any convictions			
Walter Luis Bernardes Albertoni has no criminal conviction, no conviction in CVM administrative proceedings, nor any final and unappealable conviction, in the judicial or administrative spheres, that has suspended or disqualified the practice of professional or commercial activity.			

12.6. Percentage of Participation in Board Meetings in the last financial year, held by the respective body that occurred after the investiture:

Member	Participation in meetings (%)
Walter Luis Bernardes Albertoni	Not applicable

12.7. Information mentioned in item 12.5 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are statutory:

Not applicable, because the nominee is not currently on any of the company's committees.

12.8. Information regarding the candidate's performance as a member of the statutory committees, as well as the audit, risk, financial and compensation committees:

Not applicable, because the nominee is not currently on any of the company's committees.

12.9. Information about the existence of a marital relationship, stable union or family relationship up to the third degree with:

a. Company administrators

There is no kinship relationship between the nominee and the Company's administrators.

b. (i) Company administrators and (ii) administrators of companies controlled directly or indirectly by the Company

There is no kinship relationship between the nominee and the administrators or board members of companies controlled, directly or indirectly, by the Company.

c. (i) Administrators of the Company or of its controlled companies (directly or indirectly) and (ii) direct or indirect controllers of the Company

There is no kinship relationship between the nominee and the Company's controllers administrators.

d. (i) Company administrators and (ii) administrators of its, directly or indirectly, controlled companies

There is no kinship relationship between the nominee and the administrators and board members of the companies controlled directly or indirectly by the Company.

12.10. Information regarding subordination, service provision or control maintained, in the last 3 fiscal years, between Company administrators

a. company controlled, directly or indirectly, by the Company

Not applicable, since there is no subordination, service provision or control relationships maintained between the nominee and companies controlled, directly or indirectly by the Company.

b. direct or indirect controlling shareholder of the Company

Not applicable, since there is no subordination, service provision or control relationships maintained between the nominee, the Company and the Company's controlling shareholder.

c. if relevant, supplier, customer, debtor or creditor of the Company, its controlled or controlling companies or company controlled by any of these

Not applicable, given that there is no subordination, service provision or control relationships maintained between the nominee, the Company, its controlled or controlling companies.

____

Walter Luis Bernardes Albertoni

DECLARATION OF DISENGAGEMENT

I, **Walter Luis Bernardes Albertoni**, Brazilian, married, lawyer, ID # 14009886 SSP/SP, Taxpayer ID # 147.427.468-48, with address at Ussuí Street, n. 92, set 91, Itaim Bibi, Zip Code 04542-050, São Paulo – SP – Brazil, in the form of the article 2nd of CVM Instruction # 367/02, hereby declare under penalty of law that, if elected as Member of the Board of Directors of **Braskem S.A.**, I will be able to sign the term of investiture to which the rule refers, attesting that: (i) I am not hindered by special law, or condemned by bankruptcy crime, prevarication, bribe, concussion, peculation, against the popular economy, public faith or property, or to criminal penalty that prohibits, even if temporarily, the access to public offices, as provided for in paragraph 1st of the article 147 of the Law # 6.404/76; (ii) I am not condemned to the penalty of suspension or temporary disqualification applied by the Comissão de Valores Mobiliários, that makes me ineligible for the administration offices of public company, as stablished at paragraph 2nd of the article 147 of the Law # 6.404/76; (iii) accordingly with my best knowledge, I meet the requirement of unblemished reputation, established by the paragraph 3rd of the article 147 of the Law # 6.404/76; and (iv) I do not hold office in other company that may be considered competitor of **Braskem S.A.**, and I do not have, nor represent, conflicting interest with the Company's, in the form of the items I and II of the paragraph 3rd of the article 147 of the Law # 6.404/76.

I also declare, finally, under the penalties of the law, in the terms of the article 10 of Instruction # 481/09 of CVM (with amendments of the ICVM # 561/15) and in the terms of the items 12.9 and 12.10 of the reference form included in the Annex 24 of the ICVM 552/14, that I do not have marital relationship, stable union, or kinship relationship until the second degree with administrators of Braskem S.A., its controlled or controller companies, and also, I do not have subordination relationship, services provision or control, in the last three fiscal years, with company that controls or is controlled, directly or indirectly, provider, client, debtor or creditor of **Braskem S.A.**

São Paulo, May 7th of 2020.

____

Walter Luis Bernardes Albertoni

CPF 147.427.468-48

Lírio Albino Parisotto

Phone: (11) 41977015 E-mail: lirio.parisotto@innova.com.br

Industrial - Founder of Videolar-Innova S.A., a company active in the petrochemical and plastic sector with factories at the Triunfo Petrochemical Complex - RS and the Manaus Industrial Complex - AM. The company produces thermoplastic resins (polystyrene and its varieties), styrene monomer, EPS - expanded styrene, plastic films (BOPP and PP Cast), polystyrene and polypropylene plastic laminates, in addition to plastic caps for the beverage and water industry. Currently, the Chairman and CEO of Videolar - Innova S.A. Former member of the Board of Directors of the following companies: CELESC - Centrais Elétricas do Santa Catarina; Eternit S.A./ SAMA and Usiminas S.A . Co-Founder of Fundação Amazônia Sustentável (Sustainable Amazon Foundation), acting as Vice President of the Board of Directors. Has a medical degree from the Medical University of Caxias do Sul-RS, Brazil.

Braskem S.A.
ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Candidate indicated as member of the Board of Directors

12.5. Registration data and professional experience:

Name	Date Of BIrth	Age	Occupation
Lírio Albino Parisotto	December 18th of 1953	66	Physician
Taxpayer ID or Passaport (PAS)	**Elective Position**	**Date of Election**	**Date of Investiture**
057.653.581-87	Board of Directors Member	May 29th, 2020	
Term of Office	**Other positions and functions in the company**	**Mention if was elected by Controlling Shareholder**	
One year	Not applicable	No	
Mention if is an independent member		**Number of consecutive terms**	
Yes		Not applicable	
Professional Experience			
Industrial - Founder of Videolar-Innova S.A., a company operating in the petrochemical and plastic sector with factories at the Triunfo Petrochemical Complex - RS and the Manaus Industrial Complex - AM. The company is a producer of thermoplastic resins (polystyrene and its varieties), styrene monomer, EPS - expanded styrene, plastic films (BOPP and PP Cast), polystyrene and polypropylene plastic laminates, in addition to plastic caps for the beverage and water industry. He is currently the Chairman of the Board of Directors of Videolar - Innova S.A. accumulating the position with the Executive Presidency. Previously, he was a member of the Board of Directors of the following companies: CELESC - Centrais Elétricas de Santa Catarina; Eternit S.A./ SAMA; Usiminas S.A.; Co-Founder of Fundação Amazônia Sustentável, acting as Vice President of the Board of Directors.			
Statement of any convictions			
Lírio Albino Parisotto has a criminal conviction not final, subject to appeal in the case n. 0061692-88.2016.8.26.050. This conviction do not implies against him any commercial limitation, not existing conviction in administrative process of the CVM, nor any conviction that has become *res judicata* in the judicial or administrative spheres, that has suspended or prohibited the practice of professional or commercial activity.			

12.6. Percentage of Participation in Board Meetings in the last financial year, held by the respective body that occurred after the investiture:

Member	Participation in meetings (%)
Lírio Albino Parisotto	Not applicable

12.7. Information mentioned in item 12.5 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are statutory:

Not applicable, because the nominee is not currently on any of the company's committees.

12.8. Information regarding the candidate's performance as a member of the statutory committees, as well as the audit, risk, financial and compensation committees:

Not applicable, because the nominee is not currently on any of the company's committees.

12.9. Information about the existence of a marital relationship, stable union or family relationship up to the third degree with:

a. Company administrators

There is no kinship relationship between the nominee and the Company's administrators.

b. (i) Company administrators and (ii) administrators of companies controlled directly or indirectly by the Company

There is no kinship relationship between the nominee and the administrators or board members of companies controlled, directly or indirectly, by the Company.

c. (i) Administrators of the Company or of its controlled companies (directly or indirectly) and (ii) direct or indirect controllers of the Company

There is no kinship relationship between the nominee and the Company's controllers administrators.

d. (i) Company administrators and (ii) administrators of its, directly or indirectly, controlled companies

There is no kinship relationship between the nominee and the administrators and board members of the companies controlled directly or indirectly by the Company.

12.10. Information regarding subordination, service provision or control maintained, in the last 3 fiscal years, between Company administrators

a. company controlled, directly or indirectly, by the Company

Not applicable, since there is no subordination, service provision or control relationships maintained between the nominee and companies controlled, directly or indirectly by the Company.

b. direct or indirect controlling shareholder of the Company

Not applicable, since there is no subordination, service provision or control relationships maintained between the nominee, the Company and the Company's controlling shareholder.

c. if relevant, supplier, customer, debtor or creditor of the Company, its controlled or controlling companies or company controlled by any of these

Yes.

____

Lírio Albino Parisotto

DECLARATION OF DISENGAGEMENT

I, **LÍRIO ALBINO PARISOTTO**, Brazilian, divorced, physician, ID # 326613882 SSP/SP, Taxpayer ID # 057.653.581-87, with address at Tamboré Avenue, n. 25, Barueri – SP – Brazil, Zip Code 06460-000, in the form of the article 2nd of CVM Instruction # 367/02, hereby declare under penalty of law that, if elected as Member of the Board of Directors of **Braskem S.A.**, I will be able to sign the term of investiture to which the rule refers, attesting that: (i) I am not hindered by special law, or condemned by bankruptcy crime, prevarication, bribe, concussion, peculation, against the popular economy, public faith or property, or to criminal penalty that prohibits, even if temporarily, the access to public offices, as provided for in paragraph 1st of the article 147 of the Law # 6.404/76; (ii) I am not condemned to the penalty of suspension or temporary disqualification applied by the Comissão de Valores Mobiliários, that makes me ineligible for the administration offices of public company, as stablished at paragraph 2nd of the article 147 of the Law # 6.404/76; (iii) accordingly with my best knowledge, I meet the requirement of unblemished reputation, established by the paragraph 3rd of the article 147 of the Law # 6.404/76; and (iv) I do not hold office in other company that may be considered competitor of **Braskem S.A.**, and I do not have, nor represent, conflicting interest with the Company's, in the form of the items I and II of the paragraph 3rd of the article 147 of the Law # 6.404/76.

I also declare, finally, under the penalties of the law, in the terms of the article 10 of Instruction # 481/09 of CVM (with amendments of the ICVM # 561/15) and in the terms of the items 12.9 and 12.10 of the reference form included in the Annex 24 of the ICVM 552/14, that I do not have marital relationship, stable union, or kinship relationship until the second degree with administrators of Braskem S.A., its controlled or controller companies, and also, I do not have subordination relationship, services provision or control, in the last three fiscal years, with company that controls or is controlled, directly or indirectly, provider, client, debtor or creditor of **Braskem S.A.**

Lastly, I declare that, as CEO and Chairman of the Board of Directors of Videolar Innova S/A ("Innova"), company that, considering the aspect prior of the occurrence of the COVID-19 Pandemic, is a relevant buyer of **Braskem S.A.**, situation that has changed significantly since then and may no longer be a reality when the world and national economic activities are reestablished, I do not meet the independence criterion, exclusively considering this aspect and for which, in the event of occurring some discussion on the Board of Directors of Braskem that may represent potential conflict of interests between "Braskem" and "Innova", I shall not receive the respective material and will abstain of participating in the discussion and, specially, in the deliberation.

I emphasize that such situation already occurs at the Board of Directors of "Braskem", since "Petrobras" elects four members of the Board of Directors of "Braskem", being one of them member of the Board of Directors of "Petrobras" itself.

São Paulo, May 7th of 2020.

____

Lírio Albino Parisotto

CPF 057.653.581-87

HELOISA BELOTTI BEDICKS

hbedicks@icloud.com +55 11 98193 2132

SUMMARY

Heloisa B. Bedicks led the Brazilian Institute of Corporate Governance (IBGC) as its managing director from 2001 to 2020. IBGC is Latin America's most distinguised corporate governance organization. It has over 2.300 associates, and it has been recognized nationally and internationally as a center of excellence for corporate governance.

Prior to becoming IBGC's managing director, Heloisa integrated its Board of Directors from 1999 to 2001. She is a certified diretor from IBGC.

Mr. Bedicks serves as an auditing committee member at Mapfre and Fundação Boticário. She is a pro bono board member for Open Doors, an internationally known NGO.

She has served as board member in the International Corporate Governance Network (ICGN), based in London, and the Global Network of Directors Institute (GNDI), in the USA.

Mrs. Bedicks holds a bachelor's degree in Economics from UNICAMP and an Accounting degree from PUC. She holds a postgraduate degree on Business Administration from UNISAL and a master's degree on Business and Management from Mackenzie.

MAJOR ACCOMPLISHMENTS

Advisory Boards: ISE - Índice de Sustentabilidade Empresarial from BMF & Bovespa (São Paulo's stock market) from 2005 to 2011, Fundo Ethical - ABN AMRO Bank from 2001 to 2009, Centro de Sustentabilidade da Fundação Getúlio Vargas (FGVCES) from 2003 to 2008; Guia Exame de Sustentabilidade; Centro de Governança da Universidade de São Paulo from 2008 to 2010, and Guia Exame de Compliance 2019.

Board of Directors: Mapfre Garantias e Creditos from 2002 and 2012, Tecelagem de Fitas Progressos Ltda from 1992 to 2002; Ph-Fit from 2002 to 2006.

IBGC's MANAGEMENT

In 2001, when Mrs. Bedicks stepped in as IBGC's managing director, the organization had 183 associates and 3 employees. Nineteen years later, she stepped down with over 2,300 associates and over 70 employees.

She created 7 new chapters across Brazil in the states of Santa Catarina, Paraná, Minas Gerais, Pernambuco, Ceará, Brasília and Campinas. She also strengthened Rio de Janeiro and Rio Grande do Sul's chapters.

In 2001, Brazil had no publications on Corporate Governance apart from the Best Practice Code. Throughout Heloisa's management, IBGC published over 100 papers on the topic.

LEADERSHIP

In 2001, IBGC had only two thematic commissions voluntarily led by associates. Under Mrs. Bedicks' leadership, this number grew to 21 commissions, involving over 480 professionals. These commissions alongside IBGC's management organize papers, researches, and content for events and training programs.

She was elected GNDI's Vice-President for two consecutive mandates. GNDI gathers all CEOs from the largest and most relevant Institutes of Directors (IoDs) and Corportate Governance Institutes in the world.

STRATEGIC PLANNING AND PROCESSES

As IBGC's Managing Director, Heloisa led five consecutive cycles of deep strategic planning and annual reviews. She was responsible for implementing several IT's systems to improve internal and external processes for the organization.

PANELS, BOOKS, AND ARTICLES

Mrs. Bedicks has been invited to speak in events across the world organized by institutions such as the UN, the World Bank, OECD, Columbia University, Brazil's Controladoria Geral da União, Revista Exame, among others.

She has written several articles on Corporate Governance. She is the author of "Corporate Governance and Capital Dispersion," published in 2009, and "Ethics in Business and Corporate Governance," published in 2005.

EXECUTIVE EDUCATION

Heloisa has an executive degree on Corporate Governance at Yale University, and a degree on Board of Directors by Chicago University. In 2018, she participated in Singularity University's Summit.

Braskem S.A.
ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Candidate indicated as member of the Fiscal Council

12.5. Registration data and professional experience:

Name	Date Of BIrth	Age	Occupation
Heloísa Belotti Bedicks	August 25th, 1960	59	Economist
Taxpayer ID or Passaport (PAS)	**Elective Position**	**Date of Election**	**Date of Investiture**
048.601.198-43	Fiscal Council Member	May 29th, 2020	
Term of Office	**Other positions and functions in the company**	**Mention if was elected by Controlling Shareholder**	
One year	Not applicable	No	
Mention if is an independent member		**Number of consecutive terms**	
Yes		Not applicable	
Professional Experience			
Heloisa B. Bedicks is a Board of Directors Member of the BNDES and member of the Audit Committee and Eligibility Committee of this institution. She led the Brazilian Institute of Corporate Governance (IBGC) as its managing director from 2001 to 2020. It has over 2.300 associates, and it has been recognized nationally and internationally as a center of excellence for corporate governance. Prior to becoming IBGC's managing director, Heloisa integrated its Board of Directors from 1999 to 2001. She is a certified diretor from IBGC. Mr. Bedicks serves as an auditing committee member at Mapfre and Fundação Boticário. She is a pro bono board member for Open Doors, an internationally known NGO. She has served as board member in the International Corporate Governance Network (ICGN), based in London, and the Global Network of Directors Institute (GNDI), in the USA. Mrs. Bedicks holds a bachelor's degree in Economics from UNICAMP and an Accounting degree from PUC. She holds a postgraduate degree on Business Administration from UNISAL and a master's degree on Business and Management from Mackenzie. She was elected GNDI's Vice-President for two consecutive mandates. GNDI gathers all CEOs from the largest and most relevant Institutes of Directors (IoDs) and Corportate Governance Institutes in the world. Heloisa has an executive degree on Corporate Governance at Yale University, and a degree on Board of Directors by Chicago University. In 2018, she participated in Singularity University's Summit. She served on the following advisory boards: ISE - Índice de Sustentabilidade Empresarial from BMF & Bovespa (São Paulo's stock market) from 2005 to 2011, Fundo Ethical - ABN AMRO Bank from 2001 to 2009, Centro de Sustentabilidade da Fundação Getúlio Vargas (FGVCES) from 2003 to 2008; Guia Exame de Sustentabilidade; Centro de Governança da Universidade de São Paulo from 2008 to 2010, and Guia Exame de Compliance 2019. She was a member of the Board of Directors of: Mapfre Garantias e Creditos from 2002 and 2012, Tecelagem de Fitas Progressos Ltda from 1992 to 2002; Ph-Fit from 2002 to 2006 and member of the Audit Committee of the Grupo Mapfre in Brazil from 2006 to 2012.			
Statement of any convictions			
Heloísa Belotti Bedicks has no criminal conviction, no conviction in CVM administrative proceedings, nor any final and unappealable conviction, in the judicial or administrative spheres, that has suspended or disqualified the practice of professional or commercial activity.			

12.6. Percentage of Participation in Board Meetings in the last financial year, held by the respective body that occurred after the investiture:

Member	Participation in meetings (%)
Heloísa Belotti Bedicks	Not applicable

12.7. Information mentioned in item 12.5 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are statutory:

Not applicable, because the nominee is not currently on any of the company's committees.

12.8. Information regarding the candidate's performance as a member of the statutory committees, as well as the audit, risk, financial and compensation committees:

Not applicable, because the nominee is not currently on any of the company's committees.

12.9. Information about the existence of a marital relationship, stable union or family relationship up to the third degree with:

a. Company administrators

There is no kinship relationship between the nominee and the Company's administrators.

b. (i) Company administrators and (ii) administrators of companies controlled directly or indirectly by the Company

There is no kinship relationship between the nominee and the administrators or fiscal council members of companies controlled, directly or indirectly, by the Company.

c. (i) Administrators of the Company or of its controlled companies (directly or indirectly) and (ii) direct or indirect controllers of the Company

There is no kinship relationship between the nominee and the Company's controllers administrators.

d. (i) Company administrators and (ii) administrators of its, directly or indirectly, controlled companies

There is no kinship relationship between the nominee and the administrators and fiscal council members of the companies controlled directly or indirectly by the Company.

12.10. Information regarding subordination, service provision or control maintained, in the last 3 fiscal years, between Company administrators

a. company controlled, directly or indirectly, by the Company

Not applicable, since there is no subordination, service provision or control relationships maintained between the nominee and companies controlled, directly or indirectly by the Company.

b. direct or indirect controlling shareholder of the Company

Not applicable, since there is no subordination, service provision or control relationships maintained between the nominee, the Company and the Company's controlling shareholder.

c. if relevant, supplier, customer, debtor or creditor of the Company, its controlled or controlling companies or company controlled by any of these

Not applicable, given that there is no subordination, service provision or control relationships maintained between the nominee, the Company, its controlled or controlling companies.

____

Heloísa Belotti Bedicks

DECLARATION OF DISENGAGEMENT

I, **Heloísa Belotti Bedicks**, Brazilian, married, economist, ID # 8394969 SSP/SP, Taxpayer ID # 048.601.198-43, with address at Alameda dos Anapurus, n. 883, apt 141, Moema, São Paulo – SP – Brazil, in the form of the article 2nd of CVM Instruction # 367/02, hereby declare under penalty of law that, if elected as a member of the Fiscal Council of **Braskem S.A.**, I will be able to sign the term of investiture to which the rule refers, attesting that: (i) I am not hindered by special law, or condemned by bankruptcy crime, prevarication, bribe, concussion, peculation, against the popular economy, public faith or property, or to criminal penalty that prohibits, even if temporarily, the access to public offices, as provided for in paragraph 1st of the article 147 of the Law # 6.404/76; (ii) I am not condemned to the penalty of suspension or temporary disqualification applied by the Comissão de Valores Mobiliários, that makes me ineligible for the administration offices of public company, as stablished at paragraph 2nd of the article 147 of the Law # 6.404/76; (iii) accordingly with my best knowledge, I meet the requirement of unblemished reputation, established by the paragraph 3rd of the article 147 of the Law # 6.404/76; and (iv) I do not hold office in other company that may be considered competitor of **Braskem S.A.**, and I do not have, nor represent, conflicting interest with the Company's, in the form of the items I and II of the paragraph 3rd of the article 147 of the Law # 6.404/76.

I also declare, finally, under the penalties of the law, in the terms of the article 10 of Instruction # 481/09 of CVM (with amendments of the ICVM # 561/15) and in the terms of the items 12.9 and 12.10 of the reference form included in the Annex 24 of the ICVM 552/14, that I do not have marital relationship, stable union, or kinship relationship until the second degree with administrators of Braskem S.A., its controlled or controller companies, and also, I do not have subordination relationship, services provision or control, in the last three fiscal years, with company that controls or is controlled, directly or indirectly, provider, client, debtor or creditor of **Braskem S.A.**

São Paulo, May 7th of 2020.

____

Heloísa Belotti Bedicks

CPF 048.601.198-43

REGINALDO FERREIRA ALEXANDRE

Professional Background

Reginaldo Ferreira Alexandre has a eighteen-year experience in the investment research area, as analyst, coordinator, organizer and head of equity research teams at Citibank, Unibanco, Paribas, BBA Creditanstalt and Itau. He has also a five-year experience in credit analysis (mostly at Citibank) and practice, having acted as a manager and assistant director at the consultancies Accenture and Deloitte, in structured operations linked to the capital markets, as well as in other corporate banking activities, like mergers and acquisitions and company reorganizations. Reginaldo was also partner of Proxycon Business Consulting (corporate governance and corporate finance), between 2003 and 2017.

Member of the Brazilian Accounting Standards Board (since its inception in 2005)

Certified Investment Analyst

Portfolio Manager certified by the Comissão de Valores Mobiliários (CVM), the Brazilian SEC

One of the authors of The Brazilian Corporate Governance Code – Publicly-Held Companies

Member of the Chamber of Corporate Governance for State-Owned Companies, established by The Brazilian Stock Exchange (BMF&Bovespa)

Board member at **Mahle Metal Leve** S.A**.,** an autoparts company, since June 2017.

Member of the Supervisory Board (Conselho Fiscal) of the following publicly-held companies:

Rumo S.A., a cargo railway company (elected in April, 2019)

Sanepar S.A., a water and sewage company (elected in April, 2017 and reelected in April, 2018 and April, 2019)

Ser Educacional S.A., an educational company (president of supervisory board; elected in April 2015 and reelected in April 2016, April 2017, April 2018 and April 2019)

Companhia Energética de Brasília, CEB, an electric power company, responsible for providing electrical energy for the country´s capital (elected in April, 2019)

Deputy member of the the Supervisory Board (Conselho Fiscal) of the following publicly-held companies:

Bradesco S.A., a bank (elected in March, 2017 and reelect in March 2018 and March 2019)

CPFL Energia S.A., a holding company that, through its subsidiaries, distributes, generates and commercializes energy in Brazil (deputy member, elected in April 2017 and reelected in April 2018 and April 2019)

Former member of the audit committee of Paranapanema S.A., a metals and mining company (2017).

Former member of the following supervisory boards:

Petrobras S.A., an oil and gas company (elected in April 2013 and reelected in April 2014, 2015, 2016, 2017 and 2018)

Aliansce Shopping Centers S.A., a shopping malls company (elected in April 2014 and reelected in April 2015)

BRF S.A., a food company (elected in April 2015 and reelected in April 2016)

Iochpe Maxion S.A., a company specialized in wheels and autoparts (elected in April 2013 and reelected in April 2014, 2015, 2016 and 2017)

Movida S.A., a car and fleet rent company (elected in January 2017)

Cremer S.A., healthcare products company (president of the supervisory board; elected in April 2011 and reelected in 2012)

Paraná Banco S.A., a bank (elected in April 2011 and reelected in April 2012, 2013, 2014 and 2015)

Tecnisa S.A., a real estate entreprise (elected in April 2011 and reelected in April 2012)
Tele Norte Celular Participações S.A., a telecom company (elected in April 2006 and reelected in April 2007)

Unipar Carbocloro S.A., a petrochemical company (elected in April 2012 and reelected in April 2013 and in April 2015)

Bradespar S.A., a holding company (alternate member; elected in April 2012)

Companhia Siderúrgica Belgo-Mineira, currently Arcelor Mittal, a steel company (alternate member; elected in April 2004 and reelected in 2005)

Grendene S.A., a shoe and other plastic staples company (alternate member; elected in April 2012 and reelected in April 2013 and 2014)

Indústrias Romi, a capital goods company (alternate member, elected in April 2015)

Grazziotin S.A., a retail company (alternate member, elected in April 2015)

SLC Agrícola, an agribusiness company (alternate member; elected in April 2013 and reelected in April 2014 and 2015)

Former president of the Brazilian Association of Investment Analysts - APIMEC, elected for the period 2013-2014 and 2015-2016.

Former president of the Brazilian Association of Investment Analysts - APIMEC, section São Paulo, elected for the period 2011-2012.

Former member of the Mergers and Acquisitions Committee, the Brazilian Takeover Painel

Braskem S.A.
ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Candidate indicated as alternate member of the Fiscal Council

12.5. Registration data and professional experience:

Name	Date Of BIrth	Age	Occupation
Reginaldo Ferreira Alexandre	March 7th of 1959	61	Economist
Taxpayer ID or Passaport (PAS)	**Elective Position**	**Date of Election**	**Date of Investiture**
003.662.408.03	Fiscal Council Alternate Member	May 29th, 2020	
Term of Office	**Other positions and functions in the company**	**Mention if was elected by Controlling Shareholder**	
One year	Not applicable	No	
Mention if is an independent member		**Number of consecutive terms**	
Yes		Not applicable	
Professional Experience			

Reginaldo Ferreira Alexandre has a eighteen-year experience in the investment research area, as analyst, coordinator, organizer and head of equity research teams at Citibank, Unibanco, Paribas, BBA Creditanstalt and Itau. He has also a five-year experience in credit analysis (mostly at Citibank) and practice, having acted as a manager and assistant director at the consultancies Accenture and Deloitte, in structured operations linked to the capital markets, as well as in other corporate banking activities, like mergers and acquisitions and company reorganizations. Reginaldo was also partner of Proxycon Business Consulting (corporate governance and corporate finance), between 2003 and 2017. Member of the Brazilian Accounting Standards Board (since its inception in 2005). Certified Investment Analyst. Portfolio Manager certified by the Comissão de Valores Mobiliários (CVM), the Brazilian SEC. One of the authors of The Brazilian Corporate Governance Code – Publicly-Held Companies. Member of the Chamber of Corporate Governance for State-Owned Companies, established by The Brazilian Stock Exchange (BMF&Bovespa). Board member at Mahle Metal Leve S.A., an autoparts company, since June 2017. Member of the Supervisory Board (Conselho Fiscal) of the following publicly-held companies: Rumo S.A., a cargo railway company (elected in April, 2019); Sanepar S.A., a water and sewage company (elected in April, 2017 and reelected in April, 2018 and April, 2019); Ser Educacional S.A., an educational company (president of supervisory board; elected in April 2015 and reelected in April 2016, April 2017, April 2018 and April 2019); Companhia Energética de Brasília, CEB, an electric power company, responsible for providing electrical energy for the country´s capital (elected in April, 2019); Deputy member of the the Supervisory Board (Conselho Fiscal) of the following publicly-held companies: Bradesco S.A., a bank (elected in March, 2017 and reelect in March 2018 and March 2019); CPFL Energia S.A., a holding company that, through its subsidiaries, distributes, generates and commercializes energy in Brazil (deputy member, elected in April 2017 and reelected in April 2018 and April 2019). Former member of the audit committee of Paranapanema S.A., a metals and mining company (2017). Former member of the following supervisory boards: Petrobras S.A., an oil and gas company (elected in April 2013 and reelected in April 2014, 2015, 2016, 2017 and 2018); Aliansce Shopping Centers S.A., a shopping malls company (elected in April 2014 and reelected in April 2015); BRF S.A., a food company (elected in April 2015 and reelected in April 2016); Iochpe Maxion S.A., a company specialized in wheels and autoparts (elected in April 2013 and reelected in April 2014, 2015, 2016 and 2017); Movida S.A., a car and fleet rent company (elected in January 2017); Cremer S.A., healthcare products company (president of the supervisory board; elected in April 2011 and reelected in 2012); Paraná Banco S.A., a bank (elected in April 2011 and reelected in April 2012, 2013, 2014 and 2015); Tecnisa S.A., a real estate entreprise (elected in April 2011 and reelected in April 2012); Tele Norte Celular Participações S.A., a telecom company (elected in April 2006 and reelected in April 2007); Unipar Carbocloro S.A., a petrochemical company (elected in April 2012 and reelected in April 2013 and in April 2015); Bradespar S.A., a holding company (alternate member; elected in April 2012); Companhia Siderúrgica Belgo-Mineira, currently Arcelor Mittal, a steel company (alternate member; elected in April 2004 and reelected in 2005); Grendene S.A., a shoe and other plastic staples company (alternate member; elected in April 2012 and reelected in April 2013 and 2014); Indústrias Romi, a capital goods company (alternate member, elected in April 2015); Grazziotin S.A., a retail company (alternate member, elected in April 2015); SLC Agrícola, an agribusiness company (alternate member; elected in April 2013 and reelected in April 2014 and 2015). Former president of the Brazilian Association of

Investment Analysts - APIMEC, elected for the period 2013-2014 and 2015-2016. Former president of the Brazilian Association of Investment Analysts - APIMEC, section São Paulo, elected for the period 2011-2012. Former member of the Mergers and Acquisitions Committee, the Brazilian Takeover Painel.
Statement of any convictions
Reginaldo Ferreira Alexandre has no criminal conviction, no conviction in CVM administrative proceedings, nor any final and unappealable conviction, in the judicial or administrative spheres, that has suspended or disqualified the practice of professional or commercial activity.

12.6. Percentage of Participation in Board Meetings in the last financial year, held by the respective body that occurred after the investiture:

Member	Participation in meetings (%)
Reginaldo Ferreira Alexandre	Not applicable

12.7. Information mentioned in item 12.5 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are statutory:

Not applicable, because the nominee is not currently on any of the company's committees.

12.8. Information regarding the candidate's performance as a member of the statutory committees, as well as the audit, risk, financial and compensation committees:

Not applicable, because the nominee is not currently on any of the company's committees.

12.9. Information about the existence of a marital relationship, stable union or family relationship up to the third degree with:

a. Company administrators

There is no kinship relationship between the nominee and the Company's administrators.

b. (i) Company administrators and (ii) administrators of companies controlled directly or indirectly by the Company

There is no kinship relationship between the nominee and the administrators or fiscal council members of companies controlled, directly or indirectly, by the Company.

c. (i) Administrators of the Company or of its controlled companies (directly or indirectly) and (ii) direct or indirect controllers of the Company

There is no kinship relationship between the nominee and the Company's controllers administrators.

d. (i) Company administrators and (ii) administrators of its, directly or indirectly, controlled companies

There is no kinship relationship between the nominee and the administrators and fiscal council members of the companies controlled directly or indirectly by the Company.

12.10. Information regarding subordination, service provision or control maintained, in the last 3 fiscal years, between Company administrators

a. company controlled, directly or indirectly, by the Company

Not applicable, since there is no subordination, service provision or control relationships maintained between the nominee and companies controlled, directly or indirectly by the Company.

b. direct or indirect controlling shareholder of the Company

Not applicable, since there is no subordination, service provision or control relationships maintained between the nominee, the Company and the Company's controlling shareholder.

c. if relevant, supplier, customer, debtor or creditor of the Company, its controlled or controlling companies or company controlled by any of these

Not applicable, given that there is no subordination, service provision or control relationships maintained between the nominee, the Company, its controlled or controlling companies.

____

Reginaldo Ferreira Alexandre

DECLARATION OF DISENGAGEMENT

I, **Reginaldo Ferreira Alexandre**, Brazilian, married, economist, ID # 8781281 SSP/SP, Taxpayer ID # 003.662.408-02, with address at Leonardo Mota Street, n. 66, apt 122, Vila Indiana, Zip Code 05586-090, São Paulo – SP – Brazil, in the form of the article 2nd of CVM Instruction # 367/02, hereby declare under penalty of law that, if elected as an alternate member of the Fiscal Council of **Braskem S.A.**, I will be able to sign the term of investiture to which the rule refers, attesting that: (i) I am not hindered by special law, or condemned by bankruptcy crime, prevarication, bribe, concussion, peculation, against the popular economy, public faith or property, or to criminal penalty that prohibits, even if temporarily, the access to public offices, as provided for in paragraph 1st of the article 147 of the Law # 6.404/76; (ii) I am not condemned to the penalty of suspension or temporary disqualification applied by the Comissão de Valores Mobiliários, that makes me ineligible for the administration offices of public company, as stablished at paragraph 2nd of the article 147 of the Law # 6.404/76; (iii) accordingly with my best knowledge, I meet the requirement of unblemished reputation, established by the paragraph 3rd of the article 147 of the Law # 6.404/76; and (iv) I do not hold office in other company that may be considered competitor of **Braskem S.A.**, and I do not have, nor represent, conflicting interest with the Company's, in the form of the items I and II of the paragraph 3rd of the article 147 of the Law # 6.404/76.

I also declare, finally, under the penalties of the law, in the terms of the article 10 of Instruction # 481/09 of CVM (with amendments of the ICVM # 561/15) and in the terms of the items 12.9 and 12.10 of the reference form included in the Annex 24 of the ICVM 552/14, that I do not have marital relationship, stable union, or kinship relationship until the second degree with administrators of Braskem S.A., its controlled or controller companies, and also, I do not have subordination relationship, services provision or control, in the last three fiscal years, with company that controls or is controlled, directly or indirectly, provider, client, debtor or creditor of **Braskem S.A.**

São Paulo, May 7th of 2020.

____

Reginaldo Ferreira Alexandre

CPF 003.662.408-02

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.